Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX REPORTS DOUBLE-DIGIT GROWTH

IN SALES AND INCREASE IN EBITDA

•	All regions contributed to solid growth in sales.

•	Consolidated cement prices grew double-digit.

•	Expanding EBITDA led by growth in EMEA region.

•	Strong underlying demand conditions with robust volume growth in US and Europe.

•	Reduction of 4% in CO2 emissions versus same quarter of 2021.

•	EBITDA outlook maintained, expecting mid-single digit growth for 2022.

MONTERREY, MEXICO. APRIL 28, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today strong results for the first quarter of 2022, with consolidated Net Sales and EBITDA growing 13% and 3%, respectively, on a year-over-year basis, despite a challenging cost environment. The growth was led by a 12% increase in cement prices in like-to-like terms, 8% in ready-mix, and 7% in aggregates, with all regions contributing to pricing gains. CEMEX’s Developed Market portfolio continued to enjoy strong demand dynamics, with cement and ready-mix volumes growing high single to double-digits. CEMEX maintained its 2022 EBITDA outlook, projecting mid-single digit growth.

CEMEX’s Consolidated 2022 First Quarter Financial and Operational Highlights.

•	Net Sales increased 13% to US$3,770 million.

•	Operating EBITDA increased 3% to US$691 million.

•	Operating EBITDA margin declined by 1.7pp year-over-year with a sequential margin improvement.

•	Free Cash Flow after Maintenance Capital Expenditures was negative US$175 million, due primarily to higher investment in working capital and maintenance capex.

•	On a like to like basis, adjusting for an extraordinary gain on sale of assets in 2021, Controlling Interest Net Income tripled to US$198 million.

“We are quite pleased with our first quarter performance despite the unprecedented global macro challenges. Against the backdrop of the worst inflation headwinds in more than 40 years, we achieved strong pricing traction across our products. Given the tight supply/demand dynamics in most of our markets, we are optimistic that we can recover input cost inflation. In addition, our diversified energy, supply chain, and Climate Action strategies are paying off and helping us respond to energy cost pressures.” said Fernando A. González, CEO of CEMEX. “We are making significant progress on our climate action efforts, pushing the boundaries on innovation – introducing new sustainable products and developing breakthrough decarbonization technologies. Our performance gives me great confidence that we can reach not only our 2030 climate goal but also our Net Zero ambition.”

Geographical Markets 2022 First Quarter Highlights

In the Europe, Middle East, Africa and Asia region, Net Sales increased 14% in the first quarter, to US$1,185 million. Operating EBITDA was US$145 million for the quarter, 33% higher.

CEMEX’s operations in the United States reported Net Sales of US$1,196 million in the first quarter, an increase of 18%. Operating EBITDA increased 2% to US$200 million in the first quarter.

Net Sales in Mexico increased 5% in the first quarter, to US$881 million. Operating EBITDA decreased 6% in first the quarter, to US$286 million.

CEMEX’s operations in the South, Central America and the Caribbean region, reported Net Sales of US$416 million in the first quarter, an increase of 9%. Operating EBITDA decreased 3% to US$109 million in the quarter.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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